WOODSIDE

23 December 2005

Securities and Exchange Commission
Office of International Corporate Fin[redacted]
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 23 December 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840

ANNOUNCEMENT
(ASX: WPL)

FRIDAY 23 DECEMBER 2005
9.30AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiaries, Woodside Mauritania Pty. Ltd. and WEL Mauritania B.V., offshore Mauritania since the last report issued on 22 November 2005.

PSC Area C, Block 6: Zoulé-1 Exploration Well

The *'Stena Tay'* drill rig is expected to resume exploration drilling for Woodside operated joint ventures in Mauritania next week.

The next well to be drilled will be the Zoulé-1 exploration well in PSC Area C, Block 6. The well will target a Cretaceous objective and has a planned total depth of approximately 3730 metres.

Following Zoulé-1, the Doré-1 exploration well will be drilled in PSC Area B to target late Paleogene and early Miocene objectives.

Woodside anticipates issuing the next Mauritania Offshore Drilling Update on 3 January 2006 unless it is necessary to issue an earlier release to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Zoulé-1
Thon-1
MAURITANIA PSC AREA C6
Doré
MAURITANIA PSC AREA B
Pouné-1
Nouakchott
Espadon-1A
Tiof
Merou-1
Chinguetti Joint Venture
Courbine-1
Tevet
Banda
Chinguetti Field
Capitaine-1A
Labeidna-1
Chinguetti Exploitation Perimeter
Sotto-1 ST1
Mauritania
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15' W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000

www.woodside.com.au A.B.N. 55 004 898 962